Exhibit 99.1

SWVL GROWS TOTAL TICKET FARES 4X YEAR ON YEAR IN Q1 2022, BEATING

ESTIMATES BY 17% AND RAISES 2022 GUIDANCE FOR SECOND TIME

Total annualized ticket fares of $123m in March, up 31% from end of fourth quarter 2021; M&A pipeline provides further upside opportunities

Total Q1 ticket fares of $27m; an increase of 27% quarter-over-quarter and 4.0x year-over-year,

beating the Company’s estimates by 17%

Beats Q1 total bookings estimates by 15%; growing 25% quarter-over-quarter and 3.9x year-

over-year; aggregate bookings since start of operations cross 90m

Raising total ticket fare guidance for full year 2022, for the second time, to $160M

NEW YORK, April 13, 2022 /PRNewswire/ — Swvl Holdings Corp (“Swvl” or the “Company”), a global provider of transformative tech-enabled mass transit solutions, today announced key business measures for the first quarter of 2022.

Highlights include:

•	Exceeded expectations across key business measures and increased 2022 total ticket fare projections $160M; 13% higher than original estimate of $141M

•

Achieved 4.0x total ticket fares growth YoY; 2.7x from pre-Covid levels and approximately 27% from the prior quarter, driven by the Company’s user-centric ecosystem, robust geographic expansions and a swift turnaround from the impact of Covid

•	Increased bookings 3.9x YoY; 2.3x from 2021 levels before the onset of the pandemic, and 25% since the prior quarter

•	25% increase in total available seats coupled with total bookings growth of also 25% in last quarter showcases ability to add capacity to meet higher demand

•	Maintained high fleet utilization levels at 82%

•	Average ticket fare of $1.71 for Q1; 1% higher than estimates

•	$1.28 cost per available seat for Q1, which is equal to 74% of average ticket fare

•

Capitalizing on value-additive acquisitions, including Shotl, an on-demand bus platform with more than 10% market share in Europe, and Viapool, a mass transit platform operating in Argentina and Chile with over 80 institutional clients; also announced the signing of a definitive agreement to acquire door2door, a European high-growth mobility platform with 24% market share in Germany

•	Continues to expand user base – driven by application of algorithm-based user acquisition strategy and higher customer retention

•

Announced noteworthy hires including Kevin Foreman as Global Head of B2G (business-to-government) offerings and appointed technology leaders with deep experience across cyber risk management, software development and product engineering and management

•	Quadrupled product and engineering team, advancing the capabilities of Swvl’s proprietary tech-enabled platform

•	Added distinguished leader Gbenga Oyebode to best-in-class and truly diverse Board of Directors

•	Advanced commitment to sustainable mass mobility with ~310m pounds of CO2 emissions saved since 2017

•	Announced completion of business combination with Queen’s Gambit Growth Capital, the first special purpose acquisition company founded and led entirely by women.

Mostafa Kandil, Swvl Founder and CEO, said, “We entered 2022 with confidence, underpinned by a track record of strong growth, and are pleased to have exceeded our expectations. Now, having completed the business combination with Queen’s Gambit Growth Capital, Swvl is poised to execute its vision of being the largest tech-enabled mass transit provider in the world, with an emphasis on sustainable, convenient, affordable and safe solutions for commuters across the socioeconomic spectrum. I am deeply proud of the work our team has done. Every day, we are leveraging our cutting-edge proprietary technology and capitalizing on strategic investments across new geographies, all with an eye toward driving exponential growth and compelling value for our stakeholders.”

Youssef Salem, Swvl CFO, said, “As our results demonstrate, Swvl is performing above expectations across each of our key operational metrics, including total ticket fares, total bookings, utilization, total available seats, average ticket fare and cost per available seat. With tremendous growth momentum and rapid expansion within core and new geographies, we are pleased to once again increase our yearly guidance forecast for total ticket fares. In the second quarter of 2022, we will seek to continue to execute on a host of compelling opportunities both organically and through acquisitions. We believe the market opportunity for Swvl is only becoming more attractive and we have merely scratched the surface in terms of the value that we plan to create for investors and all stakeholders alike.”

Supplemental Information In addition to the business information included in this release, presentation slides have been made available on Swvl’s website at https://investors.swvl.com/financial-information/quarterly-results.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across 115 cities in 18 countries. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who began his career at Rocket Internet, where he launched the car sales platform Carmudi in the Philippines, which became the largest car classifieds company in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East. He supported the platform’s expansion into multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

Key Business Measures

Set forth above are certain key business measures for the quarter ended March 31, 2022. These measures are based on the information available to us at this time and are subject to change as we finalize our reporting for such quarter. Further, these key business measures should not be viewed as a substitute for our interim or annual financial statements. Accordingly, you should not place undue reliance on this data.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination with Queen’s Gambit Growth Capital, the estimated or anticipated future results and benefits of the combined company following the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the outcome of any legal proceedings that may be instituted against the parties following the consummation of the business combination; failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts current plans and operations as a result of the consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; costs related to the business combination; Swvl’s acquisitions of controlling interests in Shotl Transportation, S.L., Viapool Inc. and door2doorGmbH may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com

SOURCE Swvl Inc.